EXHIBIT 4.21

INSURANCE TRANSFER AGREEMENT

This transfer agreement (the “Agreement”) is made and entered into on August 8, 2011 (the “Effective Date”) by and between the following two parties:

Transferor (the “Party A”): Shanghai Giant Network Technology Co., Ltd

Representative: Liu Wei

Transferee (the “Party B”): Union Sky Holding Group Limited

Representative: Shi Yuzhu

RECITALS

1.	WHEREAS, Party A committed to invest in Sunshine Insurance Group Co., Ltd. (the “Target Company”) through the purchasing of 235,000,000 shares (the “Investment Project”). The Investment Project was approved by Party A’s board of directors and Party A paid RMB 958,800,000 for the shares (the “Investment Prepayment”) to Target Company on April 29, 2011 according to the terms of the share subscription agreement. The transactions described above must be approved by relevant government departments;

2.	WHEREAS, due to regulatory concerns and the change of business strategy of Party A, Party A desires to transfer the Investment Project in order to recover the Investment Prepayment and the interest thereof;

3.	WHEREAS, Party B is a business corporation incorporated in the British Virgin Islands and is one of the shareholders under Giant Interactive Group Inc. (the “Giant Interactive Group”), a Cayman Islands corporation. Party A is also a shareholder under the Giant Interactive Group;

4.	WHEREAS, Party B desires to acquire the Investment Project and enjoy the beneficial interests from its business.

NOW, THEREFORE, in consideration of contract law and relevant laws and regulations of the People’s Republic of China, and of the mutual covenants and agreements hereinafter set forth based on the principles of equity, good faith, open, fair and impartial, the parties agree as follows:

1.	SUBJECT

As described above, at issue is Party A’s transfer of the Investment Project connected with Target Company and its beneficial interest. For the avoidance of doubt, the parties agree that Party A transfers its Investment Project connected with Target Company and its beneficial interest to Party B on September 9, 2011 (the “Transfer Date”). Party B acquires the Investment Project connected with Target Company and its beneficial interest after Transfer Date.

2.	PRICE, PAYMENT AND TAXES

2.1.	The fair market price of the Target Company is RMB 980,271,866.30, and that price includes Investment Prepayment paid by Party A to Target Company and the Investment Prepayment interests from April 29, 2011 to the Transfer Date calculated according to the benchmark lending rate of the People’s Bank of China.

2.2.	As stated above, Party A and Party B are shareholders under Giant Interactive Group. Giant Interactive Group will pay cash dividends to all shareholders who were registered as of August 31, 2011. The parties agree and confirm that Giant Interactive Group will transfer RMB 980,271,866.30 (after deducting for taxes and expenses and other relevant fees) from Party B’s cash dividends to Party A as the payment under this Agreement (the “Payment Date”). The exchange rate shall be subject to the foreign exchange rate’s middle price of the People’s Bank of China on August 31, 2011.

2.3.	Party A and Party B agree to assume all taxes and expenses it incurs in connection with this transfer.

3.	OBLIGATIONS

3.1.	Both parties shall observe any obligation and covenant under this Agreement. If one party suffers damages because the other party breaches or did not perform the obligation or covenant under this Agreement, all damages (including but not limited to arbitration fees, reasonable attorney fees and other relevant fees) shall be reimbursed by the defaulting party.

3.2.	Party A and Party B confirm herein that if Party B cannot complete Investment Project in accordance with laws and regulations and other relevant governmental verification, Party A shall not be liable for any legal liability and compensation to Party B.

4.	ASSIGNMENT

Party B is entitled to assign in whole or part of the rights and obligations of this Agreement to any third party specified by own when it cannot exercise or acquire rights or obligations of Investment Project in accordance with laws and regulations or any other reasons.

5.	MODIFICATION AND TERMINATION

5.1.	The modification and termination of this Agreement shall be otherwise agreed by the parties and in writing.

5.2.	No termination shall affect the interests that have been acquired. When the Agreement is terminated, the defaulting party shall fully compensate the other party for reasonable damages suffered by the other party after termination.

6.	NOTICE

6.1.	The address stated in this Agreement shall be used for notice. Each party can change its own address only if it gives advance notice of five (5) business days to the other party; otherwise it will be responsible for any ramifications relating to its address’s change.

6.2.	All notices of this Agreement, no matter in any means of delivery, shall be effective from the date received by the receiving party.

7.	EFFECTIVE

This Agreement is effective from the Effective Date of the parties’ seals.

8.	SEVERABILITY

If any provision of this Agreement is found to be illegal, invalid or unenforceable according to any law or public policy (and unless the economic or legal considerations under this Agreement are materially affected), the other provisions shall remain enforceable and in full force. The parties shall enter into new provisions to replace the illegal, invalid or unenforceable provisions according to their commercial intent.

9.	GOVERNING LAW AND DISPUTES

9.1.	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

9.2.	If any dispute shall arise in connection with this Agreement, the parties may solve the disputes by good faith negotiations. If the dispute cannot be resolved through good faith negotiations, either party may submit the dispute to be resolved by Hong Kong arbitration institution and be arbitrated by the institution’s arbitration rules currently in the submission. The arbitration judgment will be final and binding upon the parties.

10.	CAPTIONS

Captions and chapters are for convenience of reference only and shall not affect the contents of this Agreement or interpretation thereof.

11.	OTHERS

This Agreement is in duplicate and each of which shall be deemed an original.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first set forth above.

PARTY A: SHANGHAI GIANT NETWORK TECHNOLOGY CO., LTD

By:

PARTY B: UNION SKY HOLDING GROUP, LTD

By: